August 13, 2018

VIA EDGAR AND E-MAIL

Ms. Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	SailPoint Technologies Holdings, Inc.
Public offering of up to 14,375,000 Common Shares
Registration Statement on Form S-1 (Registration No. 333-226819)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, the underwriters expect to distribute approximately 1,200 copies of the Preliminary Prospectus dated August 13, 2018 through the date hereof, to underwriters, dealers, institutions and others.

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. Eastern Time, on Wednesday, August 15, 2018 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC
CITIGROUP GLOBAL MARKETS INC.
JEFFERIES LLC
RBC CAPITAL MARKETS, LLC
For themselves and as representatives of the syndicate of underwriters for the offering

By MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Cummings
Authorized Representative

By GOLDMAN SACHS & CO LLC

By:	/s/ Adam Meister
Authorized Representative

By CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Shilpi Saran
Authorized Representative

By JEFFERIES LLC

By:	/s/ Cully Davis
Authorized Representative

By RBC CAPITAL MARKETS, LLC

By:	/s/ Niall Y. Cannon
Authorized Representative

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]